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November 7, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561
Attn:       Eric Envall

David Lin

Kate Tillan

Mark Brunhofer

Re:  Hut 8 Corp.

Amendment No. 6 to Registration Statement on Form S-4

Filed November 6, 2023

File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to the oral comments received from the Staff via telephone on November 7, 2023 in reference to the above-referenced Amendment No. 6 to the Registration Statement on Form S-4 filed with the Commission on November 6, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

November 7, 2023

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein (unless otherwise stated) have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 6 to Registration Statement on Form S-4

1.	Please reconcile the disclosure on Page 234 of the Registration Statement regarding differences between US GAAP and IFRS in respect of revenue recognition with the revised USBTC US GAAP accounting policy disclosures in the Registration Statement, which clarifies that contracts are priced at the beginning of the day of contract inception.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 234 of the Amendment to clarify that the difference between US GAAP and IFRS relates to USBTC’s policy with respect to pricing at the beginning of the day of contract inception as compared to Hut 8’s policy of end of day. The Company also confirms that it has concluded any difference between pricing at the beginning of the day of contract inception and end of day is not material.

2.	Please reconcile your current assets “intent to liquidate” language on Page F-11 of the Registration Statement with the “reasonably expected” requirement in the definition of current assets in the FASB master glossary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Amendment.

3.	With respect to comment 2 of the response letter filed by the Company on November 6, 2023 and your revised revenue recognition disclosure, please respond to the following:

•	Revise the definition of performance obligation to clarify, if true, that your performance obligation is a service to perform hash calculations for the pool operator.

•	We note that your description of block rewards and transaction fees uses the same phrasing (“proportion of hash rate company contributed to mining pool to total network hash rate”). Please revise to more clearly differentiate the assumptions used to determine your share of the block rewards versus your share of the transaction fees.

•	In your disclosures regarding renewal rights, revise your disclosure to focus on the customer’s renewal rights.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-15 and F-16 of the Amendment to (i) revise the definition of performance obligation, (ii) differentiate the assumptions used to determine the share of block rewards versus the share of the transaction fees and (iii) to discuss the customer’s renewal rights.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Securities and Exchange Commission

November 7, 2023

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.

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